SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/14/13


1. NAME OF REPORTING PERSON
Opportunity Partners, LP, Calapasas West Partners, LP,
Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus Fund, LP,
MCM Opportunity Partners, LP, and Bulldog Investors General Partnership (collectively, "Bulldog Investors Group of Funds").


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,121,454

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,121,454
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,121,454

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.75%

14. TYPE OF REPORTING PERSON

IC
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed April 30, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on August 14, 2013, there were 23,592,150 shares outstanding as of March 21, 2013. The percentage set forth herein was derived using such number. The Bulldog Investors Group of Funds beneficially owns 1,121,454 shares of HTWO (or 4.75% of the outstanding shares). The Bulldog Investors Group of Funds has sole power to dispose of and vote the 1,121,454 shares.

c) During the past 60 days the following shares of HTWO were sold:


Date:		        Shares:		Price:
09/04/13		(13,850)	10.1504
09/12/13		(4,109)		10.1500
09/16/13		(453)		10.1500
10/14/13		(15,519)	10.1600



d) NA

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
The Bulldog Investors Group of Funds has agreed to vote its shares for any transaction that the board approves.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/4/2013

OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

CALAPASAS WEST PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE SPECIAL SITUATIONS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE OFFSHORE FUND, LTD.
By: /s/ Andrew Dakos
Andrew Dakos, Director

FULL VALUE PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

OPPORTUNITY INCOME PLUS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

MCM OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

BULLDOG INVESTORS GENERAL PARTNERSHIP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the Managing General Partner